Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 10, 2015

Canada:	TSX:	KLS
United States:	NYSE MKT:	KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE
THIRD QUARTER ENDED SEPTEMBER 30, 2015

Vancouver, British Columbia and Downers Grove, Illinois, – Kelso Technologies Inc. (TSX:KLS)(NYSE MKT:KIQ) (“Kelso” or the “Company”) reports that it has released its unaudited interim financial statements and Management Discussion and Analysis for the three and nine months ended September 30, 2015.

The unaudited interim financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Revenues	$4,370,567	$5,936,597	$15,838,992	$17,065,015
Gross profit	$737,689	$2,805,389	$5,079,093	$7,990,742
Income tax expense (recovery)	$(158,324)	$450,011	$289,955	$1,218,151
Net income (loss)	$(661,263)	$959,039	$(227,311)	$3,263,460
EBITDA (loss)	$(304,574)	$1,560,473	$1,386,014	$4,686,613
EPS (diluted)	$(0.01)	$0.02	$(0.01)	$0.07
Dividend paid	$0.00	$0.00	$1,377,653	$436,450

Financial performance has been heavily impacted by the delay in the new PHMSA regulations, deteriorating economic conditions in the oil industry and various competitive factors. Investments in product and market development; pre-sales strategic and production infrastructure costs; and financial results for the three and nine months ended September 30, 2015 have diminished compared to previous periods but are within management’s revised budgets and goals to position the Company to deliver a full suite of rail tank car equipment in future periods when market conditions improve.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2015 the Company had cash on deposit in the amount of $3,924,830, accounts receivable of $1,793,783, prepaid expenses of $461,266 and inventory of $6,697,778 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014. The Company’s current ratio at September 30, 2015 was a healthy 10:1 up from 4.1:1 at December 31, 2014.

The working capital position of the Company at September 30, 2015 was $11,597,911 which includes $98,124 due to related parties compared to a working capital position of $12,868,325 which includes $728,554 due to related parties at December 31, 2014.

Net assets were $16,037,711 at September 30, 2015 compared to $16,598,926 at December 31, 2014. At September 30, 2015 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

In 2015 we find ourselves managing our business development strategies in the worst rail tank car market since 2008. Political climate, regulatory uncertainty, low commodity prices and diminishing economic activity have slowed the rail tank car business significantly.

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The rules govern the retrofit of existing DOT 111 and CPC 1232 rail tank cars and the production of the new DOT-117 and TC-117 rail tank cars. The rules establish a minimum threshold for rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars. After much cost benefit analysis the retrofit option for most owners is cost prohibitive and makes no financial sense. It appears that the retrofit “bonanza” will not occur as expected. Instead, there may be a new build boom on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars. Both options are good for the long term benefit of the Company.

Because the transition to the DOT-117 specification has proven to be more complex, costly and time consuming for the industry than predicted this has slowed Kelso’s financial performance in 2015 from what the Company considered a reasonable projection at the beginning of 2015.

In response to the emerging negative environment Kelso realigned its business model early in 2015 to weather this sharp downturn in tank car activity. Our research and product development initiatives and service trials remain on schedule. We are looking at measures to reduce operating costs without harming our effectiveness, performance and long-term profitability. When markets improve our goal is to be positioned to supply our customers with a broader range of products.

Despite the negatives associated with deteriorating general economic conditions and crippling oil prices our financial health and ability to conduct business remains strong. Our capital needs continue to be financed from operations and there is no interest bearing debt to service. Going forward we have positioned the Company to capitalize on many new business opportunities for our products. We will continue to develop our business capabilities to improve our financial performance as railway markets improve in the future.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our ability to conduct business remains strong; that our capital needs can to be financed from operations; that the Company is positioned to capitalize on new business opportunities for our products; and that we can continue to develop our business capabilities to improve our financial performance as railway markets improve in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; the rail tank car market may not improve in 2016, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our expected market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com